UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2024 (Report No. 4)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On June 25, 2024, Brenmiller Energy Ltd. (the “Company”), issued a CEO Letter to Shareholders (the “CEO Letter”) and made available a presentation on its website. A copy of the CEO Letter and the presentation are attached hereto as Exhibit 99.1 and 99.2 respectively.

The CEO Letter attached as exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266 and 333-278602), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	CEO Letter to Shareholders issued on June 25, 2024.
99.2	Company Presentation, dated June 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: June 25, 2024	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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